EXHIBIT 99.1

MAG Reports AGSM Results

VANCOUVER, British Columbia, June 27, 2023 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or “MAG Silver”) reports that at its annual general and special meeting (the “AGSM”) held on June 26, 2023, MAG’s shareholders (the “Shareholders”) approved by majority: to elect all eight directors standing for election; to re-appoint Deloitte LLP as auditors of the Company; to support the Company’s approach to executive compensation; to approve the renewal of the unallocated stock options, rights and other entitlements under the Company’s third amended and restated stock option plan (the “Option Plan”); to approve the renewal of the unallocated share units, rights and other entitlements under the Company’s amended and restated share unit plan (the “Share Unit Plan”); and to approve the renewal of the unallocated deferred share units, rights and other entitlements under the Company’s third amended and restated deferred share unit plan (the “DSU Plan” and together with the Option Plan and DSU Plan, the “Plans”).

Detailed results of the total shares voted at the AGSM are set out below.

Motions:
Nominees	Total Votes Cast	Total Votes For	Total Votes Withheld	% For	% Withheld
Peter Barnes	64,103,342	53,566,939	10,536,403	83.56%	16.44%
Tim Baker	64,103,342	63,496,964	606,378	99.05%	0.95%
Jill Leversage	64,103,342	63,267,335	836,007	98.70%	1.30%
Selma Lussenburg	64,103,342	62,811,236	1,292,106	97.98%	2.02%
Daniel MacInnis	64,103,342	63,516,885	586,457	99.09%	0.91%
Susan Mathieu	64,103,342	63,481,686	621,656	99.03%	0.97%
George Paspalas	64,103,342	63,941,277	162,065	99.75%	0.25%
Dale Peniuk	64,103,342	63,600,508	502,834	99.22%	0.78%

	Total Votes Cast	Total Votes For	Total Votes Withheld	% For	% Withheld
Appointment of Auditors	72,624,669	70,643,550	1,981,119	97.27%	2.73%

	Total Votes Cast	Total Votes For	Total Votes Against	% For	% Against
Say on Pay	64,103,342	63,079,166	1,024,176	98.40%	1.60%
Option Plan	54,357,150	51,473,935	2,883,215	94.70%	5.30%
Share Unit Plan	54,357,150	51,719,010	2,638,140	95.15%	4.85%
DSU Plan	54,357,150	51,724,043	2,633,107	95.16%	4.84%

George Paspalas, President and CEO of MAG, extends his thanks to the Shareholders of the Company for their continued strong support.

About MAG Silver Corp. (www.magsilver.com)

MAG Silver Corp. is a growth-oriented Canadian development and exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG is emerging as a top-tier primary silver mining company through its (44%) joint venture interest in the 4,000 tonnes per day Juanicipio Mine, operated by Fresnillo Plc (56%). The mine is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where in addition to underground mine production and processing of high-grade mineralised material, an expanded exploration program is in place targeting multiple highly prospective targets. MAG is also executing multi-phase exploration programs at the Deer Trail 100% earn-in Project in Utah and the 100% owned Larder Project, located in the historically prolific Abitibi region of Canada.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 or “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All statements in this release, other than statements of historical facts are forward looking statements, including statements that relate to the Company’s approach to executive compensation and the renewal of the unallocated entitlements under the Plans. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements identified herein include, but are not limited to, a subsequent change in the Company’s approach to executive compensation from that approach approved by Shareholders, failure of the Company to receive approval from the Toronto Stock Exchange of the renewal of the unallocated entitlements under the Plans, changes in applicable laws, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including those risks disclosed in MAG Silver’s filings with the Securities Exchange Commission (the “SEC”) and Canadian securities regulators. All forward-looking statements contained herein are made as at the date hereof and MAG Silver undertakes no obligation to update the forward-looking statements contained herein. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov.

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, Vice President, Investor Relations and Communications

Phone: (604) 630-1399
Toll Free: (866) 630-1399
Website: www.magsilver.com
Email: info@magsilver.com